Exhibit 99.1

FROM:	Kerzner International Limited
The Bahamas
Contact: Omar Palacios
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER INTERNATIONAL ANOUNCES SALE OF
2,000,000 ORDINARY SHARES OWNED BY KERSAF

PARADISE ISLAND, The Bahamas, December 6, 2002 – Kerzner International Limited (NYSE: KZL) (the “Company”) today announced the sale of 2,000,000 Ordinary Shares of the Company owned by an affiliate of Kersaf Investments Limited (“Kersaf”) pursuant to the terms of the previously announced restructuring agreements related to our majority shareholder dated July 2001.

The Company has a registration statement filed with the Securities and Exchange Commission that became effective on June 5, 2002 covering these Ordinary Shares, and will file a prospectus supplement to permit the sale of the Ordinary Shares. In accordance with a global settlement agreement entered into with Kersaf and other parties in November 2002, the Company will receive approximately $32.1 million of the selling shareholder’s proceeds from the offering.

Bear, Stearns & Co. Inc. and Deutsche Bank Securities are acting as Joint Book-Running Managers of this offering. A copy of the prospectus supplement relating to the sale of the Ordinary Shares may be obtained from Bear, Stearns & Co. Inc. at 383 Madison Avenue, New York, NY 10179, (212) 272-2000.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company’s public filings with the Securities Exchange Commission.